[Letterhead of Davis Polk & Wardwell LLP]

September 23, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Matthew Crispino

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Oracle Corporation

Registration Statement on Form S-4

Filed August 19, 2011

File No. 333-176405

Dear Mr. Crispino:

We are submitting this letter on behalf of Oracle Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 31, 2011 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 of the Company (the “Registration Statement”), filed on August 19, 2011, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff, Amendment No. 1 (the “Amendment”) to the Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes two copies of the Amendment, marked to show changes from the Registration Statement filed on August 19, 2011.

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Comment:

General

1.	We note that you are registering the 3.875% Notes due 2020 and 5.375% Notes due 2040 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are

U.S. Securities and Exchange Commission	September 23, 2011

registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

In connection with the Amendment, the Company has separately filed today via EDGAR correspondence the above-requested supplemental letter.

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For your information, the Amendment has been updated only to update certain financial information and to incorporate by reference into the prospectus (i) the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2011 and (ii) the portions of the Company’s Definitive Proxy Statement on Schedule 14A filed on August 26, 2011 for the 2011 Annual Meeting of Stockholders incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended May 31, 2011. Please be advised that unless the Staff has further comments regarding the Registration Statement, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible, pursuant to a separate letter that will contain the representations described in the Comment Letter.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at 650-752-2011.

Very truly yours,

/s/ Sarah K. Solum Sarah K. Solum

cc:	Dorian Daley, Oracle Corporation

Christopher Ing, Oracle Corporation

Stephani Bouvet, Securities and Exchange Commission

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